1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 13, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/08/13

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/07/11 : Aug. 1, 2007 be the record date for 2006 cash and stock dividend distribution

2.	Announcement on 2007/07/20 : To clarify the report regarding the imposition of a fine of NT$ 300,000

3.	Announcement on 2007/07/24 : To amend Annual Report 2006

4.	Announcement on 2007/07/26 : Chunghwa Telecom did not win the bid for WiMax license

5.	Announcement on 2007/08/07 : Clarification of the news about the company’s expected investment in Skysoft Co.,Ltd.

6.	Announcement on 2007/08/10 : Chunghwa Telecom announced its revenues of NT$15.67 billion for July 2007

7.	Announcement on 2007/08/10 : July 2007 sales

EXHIBIT 1

Aug. 1, 2007 be the record date for 2006 cash and stock dividend distribution

Date of events: 2007/07/11

Contents:

1. Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2007/07/10

2. Type and monetary amount of dividend distribution: Per share to be distributed with cash dividend NT$3.58 and stock dividend NT$1 (100 shares per thousand shares)

3. Ex-rights (ex-dividend) trading date: 2007/07/26

4. Last date before book closure: 2007/07/27

5. Book closure starting and ending dates: 2007/07/28~2007/08/01

6. Ex-rights (ex-dividend) record date: 2007/08/01

7. Any other matters that need to be specified: None

EXHIBIT 2

To clarify the report regarding the imposition of a fine of NT$ 300,000

Date of events: 2007/07/20

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2007/07/20

3. Content of the report: NCC resolved to impose a fine of NT$ 300,000 to the company for its request ADSL customers to subscribe local phone service at the same time. NCC ruled that the bundling violated Article 26, Clause 3 of Telecommunications Act.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: When a subscriber applies for an ADSL service, CHT will confirm with the subscriber whether the ADSL service would be carried over the existing local phone line or over a new local phone line. The application form will indicate all related information and charges. In case there is no need to use the ADSL line for phone services, the subscriber may apply to disconnect the line and shift the ADSL service to another local phone line at the same location. CHT does not force any subscribers to lease a local phone line when applying for an ADSL service.

6. Countermeasures: As an alternative, CHT will submit new tariff for naked ADSL service, a pure ADSL service without local phone service.

7. Any other matters that need to be specified: None

EXHIBIT 3

To amend Annual Report 2006

Date of events: 2007/07/24

Contents:

1. Date of occurrence of the event: 2007/07/24

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: Amendment of Annual Report 2006 on pages 32, 82, 84, 233.

6. Countermeasures: The amended annual report was uploaded to Market Observation Post System.

7. Any other matters that need to be specified: NA

EXHIBIT 4

Chunghwa Telecom did not win the bid for WiMax license

Date of events: 2007/07/26

Contents:

1. Date of occurrence of the event: 2007/07/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: The Company had successfully passed the first stage of the proposed WiMax business plan audit earlier this month, but had submitted a lower price offering. However, The broadband access service offerings will not be affected due to the loss of the WiMax bid.

6. Countermeasures: NA

7. Any other matters that need to be specified: NA

EXHIBIT 5

Clarification of the news about the company’s expected investment in Skysoft Co.,Ltd.

Date of events: 2007/08/07

Contents:

1. Name of the reporting media: The Economic Daily News

2. Date of the report: 2007/08/07

3. Content of the report: CHT is expected to invest in Skysoft Co.,Ltd.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: On-line music is one of the key value-added services of the company. However there is no specific investment target at this point.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom announced its revenues of NT$15.67 billion for July 2007

Date of events: 2007/08/10

Contents:

1. Date of occurrence of the event: 2007/08/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenue for July 2007 was NT$15.67 billion. The unaudited accumulated income from operations for January to July was NT$37.15 billion, net income was NT$29.2 billion and EPS was NT$2.74.

6. Countermeasures: None

7. Any other matters that need to be specified: The EPS was calculated based on 10,634,629,604 outstanding shares including new shares from capital surplus.

EXHIBIT 7

Chunghwa Telecom

August 10, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
July	Invoice amount	18,168,797	17,611,836	556,961	3.16%
Jan -July	Invoice amount	123,496,014	122,241,138	1,254,876	1.03%
July	Net sales	15,676,749	15,555,753	120,996	0.78%
Jan -July	Net sales	108,002,585	106,150,094	1,852,491	1.75%

b Trading purpose : None